Mail Stop 3561

August 1, 2006

<u>Via Fax and U.S. Mail</u>

Daniel Sparks
GS Mortgage Securities Corporation II
85 Broad Street
New York, NY 10004

Re: GS Mortgage Securities Corporation II
Registration Statement on Form S-3
Filed July 25, 2006
File No. 333-136045

Dear Mr. Sparks,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note from page 18 of the base prospectus that the mortgage loans will be of one or more of several specific types of mortgage loans or of "any other types of mortgage loans described in the related prospectus supplement." We also note from page 28 of the base prospectus that several specific types of credit enhancement may be used or that "another method of credit enhancement described in the related prospectus supplement" may be used. Finally, we note from page 30 that a swap agreement may include one of four specific types of swap agreements "or another arrangement described in the related prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

Prospectus Supplement

Inside Front Cover Page

5. We note that the inside front cover page your prospectus supplement indicates that investors should rely on the information in the prospectus supplement if the terms of the offered certificates vary between the base prospectus and prospectus supplement. Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Evidence as to Compliance, page S-139

6. While we note that the base prospectus refers to the assessments of compliance required by new Regulation AB, it appears that this section should be updated, as well. Please revise accordingly or advise.

Annexes B and C

7. While we note that you plan to provide information regarding the ten largest loans in the mortgage pool and certain other characteristics of the mortgage loans, please revise to include the form of information you will provide to investors.

Base Prospectus

Credit Enhancement, page 28

8. We note that in both this section and under "Swap Agreement," you indicate that you will provide certain types of information regarding the third party enhancer, including audited financial statements "if the Certificateholders of the series will be materially dependent upon any provider" of credit enhancement or interest payments. Please revise these sections to clarify that you will provide all applicable information required by Items 1114 and 1115 of Regulation AB. Alternatively, you may expand the summary section of your prospectus supplement to provide the form of disclosure you would provide if you were using a third party credit enhancer or derivative counterparty.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc:　Via Facsimile: (212) 504-6666
　　Mr. Michael Gambro, Esq.
　　Cadwalader, Wickersham & Taft LLP